[letter of Integrity Mutual Funds, Inc.]


                           November 25, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      Ranson Managed Portfolios ("Registrant")
                  (File Nos. 33-36324 and 811-6153)
                  ----------------------------------------

Ladies and Gentlemen:

   The undersigned party, Ranson Managed Portfolios (the Registrant), pursuant to the provisions of Rule 477 under the Securities Act of 1933 ("1933 Act"), hereby respectfully requests that the Commission consent to the withdrawal of post-effective Amendment No. 46 of the Registration Statement of the Registrant filed on September 13, 2002 (the "Amendment") which solely related to the following series of the Registrant: The Maine TaxSaver Bond Fund and the New Hampshire TaxSaver Bond Fund. Registrant seeks withdrawal of this Amendment as Registrant has determined not to publicly offer these two new series at this time. No securities were sold in connection with the proposed offerings of these new series. Registrant requests withdrawal of the Amendment effective at the time of filing or as soon as practicable thereafter.

Very truly yours,

RANSON MANAGED PORTFOLIOS


                                  By /s/Robert E. Walstad
                                  ------------------------------
                                        Robert E. Walstad
                                        President